Richard M. Morris Partner Phone: 212.592.1432 Fax: 212.545.3371 rmorris@herrick.com

June 14, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cardax, Inc.
Registration Statement on Form S-4, filed May 2, 2018
File No. 333-224619

Ladies and Gentlemen:

On behalf of our client, Cardax, Inc. (the “Company”), we are responding to comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that were provided on May 18, 2018 (the “Comment Letter”) to the Company’s Registration Statement on Form S-4 filed on May 2, 2018 (the “Initial Filing”).

The Company’s responses are set forth below. For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter, each of the comments is restated in bold italics prior to the response. All page number references in the responses below refer to the page numbers in our amended prospectus (the “Prospectus”) that is included in Amendment No. 1 to Form S-4, submitted herewith (the “Amendment” and, collectively with the Prospectus and the Initial Filing, the “Registration Statement”). Any capitalized term used in this letter, which is not otherwise defined in this letter, shall have the respective meaning ascribed to such term in the Prospectus. Where we refer to the “Exchange Offer” we mean the exchange of the Company’s $0.625 warrants for shares of common stock of the Company pursuant to the offering described in the Registration Statement.

HERRICK, FEINSTEIN LLP ● Two Park Avenue ● New York, NY 10016 ● Phone: 212.592.1400 ● Fax: 212.592.1500

United States Securities and Exchange Commission Division of Corporation Finance June 14, 2018 Page 2

Registration Statement on Form S-4

Cover Page

1.	We note that the offer will expire on the date that is 20 business days “after the effective date of this registration statement, unless the offer is extended.” Should the offer be published or sent to security holders on a date after the effective date of the registration statement, we remind the registrant of its obligations under Exchange Act Rule 14e-1(a). Please also advise us what consideration the registrant gave to ensuring that the exchange offer remains open for 20 “business days,” as such term is defined in Exchange Act Rule 13e-4(a)(3).

We acknowledge the Staff’s comment and the requirement that the Company comply with Exchange Act Rule 14e-1(a). We wish to advise the Staff that we have updated the Registration Statement to reflect that the Exchange Offer will expire on a date that is 25 business days after the Exchange Date. In the event that the Exchange Offer is published or sent to security holders on a date that is five days after the effective date of the Registration Statement, the Company will extend the Exchange Offer so that the Exchange Offer will be open for not less than twenty business days from the date such Exchange Offer is published or sent to security holders. We also wish to advise the Staff that the Company has considered the definition of “business day” as defined by Exchange Act Rule 13e-4(a)(3), and, in calculating “25 business days”, the Company intends to exclude Saturday, Sunday, and all Federal holidays, and comply with the time period requirements.

Prospectus Summary

The Exchange Offer, page 4

2.	We note the disclosure that “[w]e will issue the Exchange Shares on a continuous basis during the Exchange Period.” Please advise us if such disclosure is intended to mean that the registrant will issue Exchange Shares to holders who have properly tendered Original Warrants and the Exchange Payment on a rolling first come, first served basis prior to satisfaction of all of the conditions listed on page 63 or prior to the Expiration Date. If so, please clarify the disclosure accordingly and please advise us as to the registrant’s understanding with respect to its right to assert such conditions after its issuance of a portion of the Exchange Shares.

We acknowledge the Staff’s comment and wish to advise the Staff that such disclosure is intended to mean that the registrant will issue Exchange Shares to holders who have properly tendered Original Warrants and the Exchange Payment on a rolling first come, first served basis at any time prior to the Expiration Date. As described below in our response to Comment 4, the occurrence of an event described under “Conditions to the Exchange Offer” on page 63 of the Registration Statement, will not affect any holder who previously tendered the Original Warrants and was issued Exchange Shares.

United States Securities and Exchange Commission Division of Corporation Finance June 14, 2018 Page 3

General Terms of Exchange Offer, page 59

3.	Refer to the disclosure on page 59 indicating that “[d]uring any extension of the Exchange Offer...all Original Warrants previously tendered and accepted by us pursuant to the Exchange Offer will remain effective.” Please clarify the meaning of “effective” in this context. If this disclosure is suggesting that holders of such tendered and accepted Original Warrants will not have received as payment the Exchange Shares, please reconcile with the disclosure referenced in the preceding comment.

We acknowledge the Staff’s comment and wish to advise the Staff that we have revised page 59 of the Registration Statement. We have removed the reference to the term “effective” as it was not necessary in the revised paragraph. The paragraph now states: “During any extension of the Exchange Offer, all holders of Original Warrants, not previously tendered, may tender Original Warrants until the expiration of the extended Exchange Offer.”

Conditions to the Exchange Offer, page 63

4.	Disclosure on page 63 indicates that “[i]f any of these events occur, subject to the termination rights described above, we may (i) return any tendered Original Warrants to you...” Please advise how this would operate given the disclosure noted in the comment above that the registrant intends to issue the Exchange Shares on a continuous basis. In such a scenario, would the registrant expect the holders to return the previously received Exchange Shares to the registrant? Is there a legal basis for requiring the holders to do so?

We acknowledge the Staff’s comment and wish to advise the Staff that we have revised page 63 of the Registration Statement. The paragraph now states:

“If any of these events occur, subject to the termination rights described above, we may (i) return to holders who have not yet been issued Exchange Shares any tendered Original Warrants, (ii) extend the Exchange Offer, or (iii) amend the Exchange Offer in any respect by giving oral or written notice of such amendment to the Exchange Agent and making public disclosure of such amendment to the extent required by law. These conditions, and any termination, amendment, or extension of the Exchange Offer, will not affect any holder who previously tendered the Original Warrants and was issued Exchange Shares. Notwithstanding the foregoing, in no event may we terminate, amend, or extend the Exchange Offer or delay issuing the Exchange Shares if the occurrence, existence, or nonsatisfaction of any of the foregoing resulted from our action or failure to act.”

United States Securities and Exchange Commission Division of Corporation Finance June 14, 2018 Page 4

General

5.	Please advise why this exchange offer is not subject to Exchange Act Rule 13e-4. In responding to this comment, please specifically address the definition of “issuer” in Rule 13e-4(a)(1) and whether the registrant is subject to the periodic reporting requirements of Exchange Act section 15(d).

We acknowledge the Staff’s comment and wish to advise the Staff that the Company has filed a Schedule TO on June 14, 2018, in connection with the Exchange Offer.

We thank you for your attention. Please do not hesitate to contact the undersigned at (212) 592-1432 or by email at rmorris@herrick.com or by fax at (212) 545-3371 with any questions or further comments you have regarding the Registration Statement or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris